Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 akane@loeb.com

June 18, 2025

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim

Isaac Esquivel

Pearlyne Paulemon

Pamela Long.

Via Edgar

Re:	CSLM Digital Asset Acquisition Corp III, Ltd

(formerly known as CSLM Acquisition Corp II, Ltd)
Draft Registration Statement on Form S-1
Submitted May 15, 2025
CIK No. 0002068454

Ladies and Gentlemen:

On behalf of our client, CSLM Digital Asset Acquisition Corp III, Ltd, a Cayman Islands exempted company (formerly known as, CSLM Acquisition Corporation II, Ltd) (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 10, 2025 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

Concurrent herewith, the Company is submitting via EDGAR an Amended Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

June 18, 2025

Draft Registration Statement on Form S-1 submitted May 15, 2025
Cover Page

1.	We note disclosures on page 83 and elsewhere that if you increase or decrease the size of the offering, you will effect a capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to your founder shares in such amount so that the founder shares will continue to represent 25% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions and whether they may result in a material dilution of the purchasers’ equity interests on the cover page and in the discussions of securities that may become issuable to the sponsor in the section entitled “Our Sponsor” on page 4.

RESPONSE: We have revised the disclosure on the cover page and pages 5 and 32, in accordance with the Staff’s comment.

2.	We note your disclosure regarding the limitation on redemption rights of shareholders holding 15% or more of the shares sold in the offering. Please revise your cover page to also describe the limitation on redemptions if they would cause your net tangible assets to be less than $5,000,001, as disclosed on page 47 and elsewhere in your prospectus.

RESPONSE: The $5,000,001 net tangible asset requirement will not be included in the Company’s Amended and Restated Memorandum and Articles of Association and has been removed from pages 51, 70, 118, 145, and 148 and as a result, such disclosure has been revised in accordance with the Staff’s comment.

3.	We note your disclosure that non-managing sponsor investors will have no obligation to vote any of their public shares in favor of your initial business combination, but that if they purchase all of the public units in which they have expressed interest or otherwise hold a substantial number of public units they will “potentially have different interests than our other public shareholders” in approving a business combination. It would appear that non-managing sponsor investors would have different interests than public shareholders regardless of the number of public shares they own due to their interest in founder shares and private units. Please revise to clarify here and throughout the prospectus where you state that non-managing sponsor investors have no obligation to vote any public shares in favor of a business combination.

RESPONSE: We have revised the cover page, and pages 27, 30, 35 and 40, in accordance with the Staff’s comment.

Prospectus Summary, page 1

4.	We note your disclosure here and on the cover page that your management team and board members have looked at over a thousand acquisition targets over the past decade and that CSLM Acquisition Corp. has entered into a definitive agreement with Fusemachines. If your sponsor, its affiliates, promoters and management team have experience in organizing or are involved in any other special purpose acquisition companies, please disclose. This should include disclosure regarding completed business combinations, liquidated SPACs, pending de-SPAC transaction and any SPACs still searching for a target.

RESPONSE: We have revised the disclosure in the Prospectus Summary in accordance with the Staff’s comment.

June 18, 2025

Our Sponsor, page 4

5.	In your compensation table here and on pages 28 and 130, please revise to include both the anti-dilution adjustment of the founder shares upon conversion at the time of the business combination and any other adjustment to maintain the 25% founder share interest in the event of a change in the size of the offering. Please also revise the table and disclosure on page 153 to reflect that your sponsor and/or one of its affiliates may be paid a finder’s fee, advisory fee, consulting fee or success fee, as referenced on the cover page. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K.

RESPONSE: We have revised the disclosure on pages 5, and 32, in accordance with the Staff’s comment.

6.	We note that your sponsor is legally and beneficially owned by (i) Samara CSLM LLC and (ii) Consilium Investment Capital Inc. Consilium Investment Capital Inc. is legally and beneficially owned by Mr. Cassel and Mr. Binder, Samara CSLM LLC, is legally and beneficially owned by Vikas Mittal and as a result, Mr. Cassel, Mr. Binder, and Mr. Mittal may exert a substantial influence. Please revise to disclose the nature and amount of their interests. See Item 1603(a)(7) of Regulation S- K.

RESPONSE: We have revised the disclosure on pages 4, 16, 45, 89, 135, in accordance with the Staff’s comment.

7.	Please revise to clarify the identity of the controlling persons of the sponsor. We note that you disclose the direct and indirect legal and beneficial owners of the sponsor, however disclosure on page 27 also states that management and control of the sponsor is vested exclusively with the “sole director.” Please include similar disclosure on page 4 and identify the person who is the sole director. Please see Item 1603(a)(7) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 4 in accordance with the Staff’s comment.

Consilium Investment Management LLC, page 5

8.	Please explain the material roles and responsibilities of CIM, if any, in directing and managing the company’s activities. We note your disclosure on page 4 that given your affiliation with CIM you intend to capitalize on its global platform and investment expertise, and disclosure on page 12 regarding Consilium’s potential conflicts of interest. If you have any agreements with CIM or other Consilium entities, please disclose material terms and file them as exhibits. In addition, if CIM has any direct or indirect material interest in the sponsor, please disclose the nature and amount thereof. Refer to Items 1603(a)(4) and 1603(a)(7) of Regulation S-K.

RESPONSE: We have revised the disclosure on pages 5, 6, 12, 45, 126, and 127, in accordance with the Staff’s comment.

June 18, 2025

Our Acquisition Process, page 10

9.	Disclosure on pages 12 and 82 states that Meteora Capital is expected to have a passive and advisory role with respect to the company, and discusses conflicts of interest in connection with potential opportunities for your initial business combination. Disclosure on the cover page says Meteora will act as a consultant to the company in connection with the offering and will purchase units from the underwriter, and that the sponsor is “supported by” affiliates of Meteora and/or Meteora Capital, LLC. Please revise your disclosures to explain how Meteora supports the sponsor and to elaborate on the services it is expected to provide to the company, and to otherwise describe the material roles and responsibilities of Meteora, if any, in directing and managing your activities. If you have any consulting or other agreement with Meteora, please disclose material terms and file the agreement as an exhibit. In addition, if Meteora has any direct or indirect material interest in the sponsor, please disclose the nature and amount thereof. Refer to Items 1603(a)(4) and 1603(a)(7) of Regulation S-K.

RESPONSE: We have revised the disclosure the cover page and pages 5, 126, and 210, in accordance with the Staff’s comment.

Conversion of founder shares and anti-dilution rights, page 30

10.	Please revise to clarify, if true, that shares redeemed in connection with an initial business combination will be subtracted from the number of shares that will be used to determine the 25% founder share interest, consistent with your cover page. In addition, clarify here and on the cover page whether shares redeemed in connection with charter amendments will also be subtracted from this sum.

RESPONSE: We have revised the disclosure on the cover page and pages 5, 17 and 32, in accordance with the Staff’s comment.

The Offering
Permitted purchases of public shares by our affiliates, page 35

11.	We note your disclosures here, and under the risk factors entitled “If we seek shareholder approval . . .” on page 52 and “Purchases of public shares in the open market . . .” on page 87 and elsewhere in your prospectus that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market transactions from public shareholders and influence a vote in favor of a proposed business combination. We also note disclosure on page 35 stating that there is no limit to the prices that your sponsor and affiliates may pay for such purchases. Please revise these disclosures to explain how any such purchases would comply with Rule 14e-5, with reference to Tender Offer Rules and Schedules C&DI 166.01. Please also revise the cross-referenced section “Proposed Business – Initial Business Combination” to discuss how such persons will determine from which shareholders to seek to acquire shares and revise to explain how such purchases would comply with Rule 14e-5.

RESPONSE: We have revised the disclosure on pages 34, 43, 56, 92, and 144, in accordance with the Staff’s comment.

June 18, 2025

Conflicts of Interest, page 40

12.	Please expand your disclosures here and on page 157 to describe all such actual or potential material conflicts between the sponsor, its affiliates, or promoters, and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to compensation, the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, repayment of loans, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

RESPONSE: We have revised the disclosure on the cover page and pages 41 and 139, in accordance with the Staff’s comment

13.	In the table on page 160, please identify any other SPACs to which any of the persons listed have fiduciary duties or contractual obligations, including any that would be affiliates or portfolio companies of CIM.

RESPONSE: We have revised the disclosure on page 167, in accordance with the Staff’s comment

Risk Factors, page 46

14.	We note the disclosure on page 77 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please revise this disclosure to also address whether there are any circumstances or arrangements under which the sponsor, its affiliates and promoters could indirectly transfer ownership of the SPAC’s securities, such as through the transfer of membership interests in the sponsor by the sponsor members to third parties, as required by Item 1603(a)(6) of Regulation S-K. If so, or if there are no limitations on the possible transfer of sponsor membership interests, please disclose this and add risk factor disclosure regarding the possibility that ownership and control of the sponsor may be transferred to another party or that the sponsor may remove itself as your sponsor before identifying and completing a business combination.

RESPONSE: We have revised the disclosure on page 72, in accordance with the Staff’s comment

June 18, 2025

If we are deemed to be an investment company . . ., page 56

15.	We note statements such as “[b]y restricting the investment of proceeds to these instruments” you intend to avoid being deemed an investment company, and that you do not believe your anticipated principal activities will subject you to the investment Company Act under the applicable laws and regulations. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.

RESPONSE: We have revised the disclosure on page 61, in accordance with the Staff’s comment.

If our initial business combination involves a company organized under the laws of a state of the United States . . ., page 59

16.	Please revise the last sentence of this risk factor to clarify that non-redeeming shareholders could bear the impact of an excise tax.

RESPONSE: We have revised the disclosure on page 63, in accordance with the Staff’s comment.

Dilution, page 113

17.	We note that your dilution calculations for the 25%, 50% and 75% of maximum redemption quartile intervals reflect ordinary shares redeemed based on the entire amount of shares to be sold to public shareholders in this offering. Please revise your dilution calculations to be based on the respective percentages of your maximum redemption threshold as determined in your maximum redemption interval. Refer to Item 1602(a)(4) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 118, in accordance with the Staff’s comment.

Certain Relationships and related Party Transactions, page 164

18.	We note your statements here and throughout the prospectus that there will be no finder’s fees, reimbursements or cash payments made by you to your sponsor, directors or officers, or any of their respective affiliates, for services rendered to you prior to or in connection with the completion of your initial business combination. However, we also note your statement on page 133 that, if you agree to pay your sponsor or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of your initial business combination, such persons may have a conflict of interest. Please reconcile the inconsistency or advise.

RESPONSE: We have revised the disclosure on page 139, in accordance with the Staff’s comment.

June 18, 2025

General

19.	Please revise your prospectus to address inconsistencies throughout regarding the initial shareholders’ waiver of redemption rights with respect to founder shares, private shares and public shares it holds in connection with a business combination or charter amendment, and with respect to founder shares and private shares with respect to a liquidation if you do not complete a business combination during the completion window.

RESPONSE: We have revised the disclosure in accordance with the Staff’s comment. In particular, see page 177.

Please do not hesitate to contact Alexandria Kane at (212) 407-4017 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Charles T. Cassel III Giovanni Caruso, Esq.